Filed by Jacobs Engineering Group Inc.
pursuant to Rule 425 under the Securities
Act of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended
Subject Company: CH2M Hill Companies, Ltd.
Commission File No.: 000-27261

1999 Bryan Street, Suite 1200 Dallas, Texas 75201 United States T +1.214.638.0145 F +1.214.638.0447 www.jacobs.com

Introduction and Greeting

•	Hello [Jacobs Client].

•	As one of our most valued clients, I wanted to share some exciting news with you.

•	We recently announced an agreement to acquire CH2M, a world-renowned design, engineering and program management firm, to create a premier $15 billion global solutions provider.

About the Transaction / Benefits

•	This transaction increases our industry reach and enhances our capabilities to bolster Jacobs’ position as a premier global consulting, design, engineering, construction, and operations and maintenance technical services firm.

•	CH2M is a leader in key infrastructure and government service sectors that Jacobs has previously targeted for growth, including water, transportation, environmental and nuclear.

•	We expect that applying CH2M’s advanced design, technical and program management expertise in these sectors across Jacobs’ global footprint will enable us to deliver more differentiated end-to-end solutions to more clients in more geographies around the world.

•	Jacobs and CH2M have an enormous amount of respect for one another. We’ve partnered with CH2M on many successful projects over the years so we have seen firsthand what CH2M brings to the table.

•	In short, we believe this transaction is a win-win for all of our stakeholders.

What This Means for Clients

•	Please know that all operations at Jacobs are unchanged and will continue in the normal course until the transaction closes.

•	Your Jacobs contact and team remains the same, and we don’t anticipate any changes in our relationship with you. And that remains our top priority.

•	We are confident that we’ll be able to successfully integrate our companies to create one of the most technically advanced solutions providers in the world – which we believe will translate into even greater value for our collective clients.

•	While this is very exciting news, our announcement is just the first step. We expect the transaction to close in Jacobs’ fiscal 2018 first quarter ending December 2017, subject to the satisfaction of customary closing conditions, including regulatory approvals and approval by CH2M stockholders.

•	Until then, Jacobs and CH2M must continue to operate as separate companies, and it remains business as usual.

Conclusion and Thanks

•	We thank you for your support and will continue to work hard every day to meet and exceed your needs.

•	Please do not hesitate to reach out if you have any questions, please feel free to reach out to [me personally/your relationship manager] at XXX-XXX-XXXX or EMAIL.

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M Hill Companies, Ltd. (“CH2M”) by Jacobs Engineering Group Inc. (“Jacobs”) pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Basketball Merger Sub Inc. (“Merger Sub”), Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com

Participants in Solicitation

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’ executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. For a description of some additional factors that may occur that could cause actual results to differ from our forward-looking statements see Jacobs’ Annual Report on Form 10-K for the period ended September 30, 2016, and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016 and in particular “Risk Factors” discussing thereunder, as well as Jacobs’ and CH2M’s other filings with the Securities and Exchange Commission. Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law.

2